UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá, March 31, 2016

Material Decisions of the Shareholders’ Meeting

Earnings Distribution Proposal

The Company hereby informs that at the Shareholders General Meeting of the Company held today, March 31, 2016, in the city of Bogotá, Colombia, the shareholders present at the meeting unanimously approved the following proposal for earnings distributions:

•	From the retained earnings, which as of December 31st, 2015, amounted to USD$553,711,785, distribute to preferred shareholders, including ADS holders, a dividend of COP$50 per share.

•	Declared dividends will be paid in four (4) equal payments, each of COP$12.50 per share, no later than: April 7th, 2016 July 1st, 2016, October 7th, 2016 and December 16th, 2016.

Material Decisions of the Shareholders’ Meeting

The Company hereby informs that at the Shareholders General Meeting of the Company held in the city of Bogotá, Colombia, the shareholders present at the meeting unanimously approved the appointment of the following Board for the period from March 2016 to March 2017.

German Efromovich

José Efromovich

Alexander Bialer

Raul Campos

Roberto Kriete

Independent Directors (*)

Alvaro Jaramillo

Mónica Aparicio

Juan Guillermo Serna

Ramiro Valencia

Isaac Yanovich

Oscar Morales

(*) The Independent Directors meet the New York Stock Exchange Independence standards.

Material Decisions of the Shareholders’ Meeting

Amendment Proposal

The Company hereby informs that at the Shareholders General Meeting of the Company held today in the city of Bogotá, Colombia, the shareholders present at the meeting unanimously approved an amendment to Ordinal A vii), Article 11 of the Social Pact:

“Article 11. Special Approval by Groups of Shareholders: Special Approval Matters (A) Neither the Company nor any Material Subsidiary shall take any of the following actions without the approval of each of Kingsland and Synergy (as defined in the Joint Action Agreement) (each, a “Special Approval Matter”):

(…)

vii. enter into, modify or supplement any Contract (as defined in the Joint Action Agreement) i) with a Stockholder, Director or an officer of the Company or a Family Member or Affiliate of any of the foregoing, whether for the performance of services or the direct or indirect sale, lease, conveyance, exchange, transfer or other disposition of goods, property or other assets or the leasing of same or otherwise or (ii) pursuant to which a Stockholder, Director or an officer of the Company or a Family member or Affiliate of any of the foregoing is a direct or indirect third party beneficiary. For the purposes of this Social Pact, (i) “Family Member” means, with respect to a natural person, the spouse of such person or a parent, sibling, or descendent of such person (or a spouse thereof) or a partnership, trust or other entity established for the benefit of any of the foregoing, and (ii) “Affiliate” shall mean, with respect to a Person (as defined in the Joint Action Agreement), any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person;”

For further information please contact:

Investor Relations Office

571-5877700 Ext. 1320, 1321

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2016

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice- President of Legal Affairs